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FOR IMMEDIATE RELEASE

                 UNITED NEWVENTURES, INC. SUCCESSFULLY COMPLETES
                         MYPOINTS.COM, INC. TENDER OFFER

         ELK GROVE TOWNSHIP, Illinois, July 19, 2001 - United NewVentures, a wholly owned subsidiary of UAL Corporation (NYSE: UAL) responsible for United Airlines' Internet initiatives and investments, announced today that it has successfully completed its cash tender offer to purchase all outstanding shares of MyPoints.com, Inc. (NASDAQ: MYPT).

         Based on information provided by Computershare Trust Company of New York, acting as Depositary for the Offer, 37,098,463 shares of MyPoints.com, representing approximately 90.3% of all outstanding shares, were validly tendered as of 5:00 p.m., EDT, on July 18, 2001, the expiration date of the subsequent offering period of the tender offer, all of which were accepted by UNV Acquisition Corp., a wholly owned subsidiary of United NewVentures.

         United NewVentures will acquire the remaining shares of MyPoints.com through a merger in which each share of MyPoints.com common stock will be converted into the right to receive $2.60 in cash, the same consideration paid for shares in the tender offer, subject to dissenters' rights.

         MyPoints.com, Inc. is a leading provider of internet direct marketing services. The Company's flagship MyPoints( program features a True Opt-in( database of members and provides advertisers with an integrated suite of targeted media products--including HTML-enhanced email and dynamically-served Web offers. The Company has sales offices in cities nationwide. For detailed product information please call 1-800-890-9351, 212-699-8050, ext. 7702 from outside North America, or visit MyPoints.com at http://www.corpmypoints.com.

         United NewVentures, founded in October 2000, is a wholly owned subsidiary of UAL Corp. that was created to focus United Airlines internet initiatives and investments into one company. United NewVentures provides United Airlines' customers with the latest technologies and services for their business and leisure travel needs. These services are provided in part through www.united.com, the official Web site for United Airlines, which allows passengers to research flight, schedule and fare information and purchase travel on over 500 airlines worldwide.